Filed by Exelon Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Public Service Enterprise Group Incorporated
(Commission File No. 333-122704)

On March 29-30, 2005, Exelon Corporation (“Exelon”) will participate in individual investor meetings. Materials to be distributed include slides and handouts that were filed with the United States Securities and Exchange Commission (SEC) on March 8, 2005 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 in addition to the slides included within this filing.

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Safe Harbor Statement

Except for the historical information contained herein, certain of the matters discussed in this Filing constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon, Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), and Exelon Generation Company, LLC (“Exelon Generation” and together with Exelon, ComEd and PECO, the “Exelon Registrants”), and the current expectations of management of Public Service Enterprise Group Incorporated (“PSEG”), Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”), and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this filing. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2004 Annual Report on Form 10-K – Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations – Business Outlook and the Challenges in Managing Our Business for Each of Exelon, ComEd, PECO and Exelon Generation; (2) the Exelon Registrants’ 2004 Annual Report on Form 10-K – Item 8. Financial Statements and Supplementary Data: Exelon – Note 20, ComEd – Note 15, PECO – Note 14, and Exelon Generation – Note 16; and (3) the PSEG Registrants’ 2004 Annual Report on Form 10-K – Forward Looking Statements. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is contained in the Registration Statement on Form S-4 that Exelon has filed with the SEC (Registration No. 333-122704) in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this Filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Filing. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Filing.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon Corporation (Exelon) or Public Service Enterprise Group Incorporated (PSEG). Exelon has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-122704) that contains a preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Shareholder Services, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

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Understanding the Auction: Product Laddering ComEd Suggested Load Auctioned by Term 50% Auction Load Cap allows ExGen to sell slightly less than 50% of its economic generation directly to ComEd; remainder sold through other channels Annual auctions allow for rebalancing position up to the load cap curve Physical asset ownership not required to participate or win in Load Auctions Notes: Unique product term required in 1st Auction to stagger load in future Auctions 1st Auction term begins 1/1/07 with 5 months added to each term to align with the PJM planning year (June 1 - May 31)

ComEd Goodwill Impairment assessment performed at least annually (4th quarter) to determine if estimated fair value (FV) of ComEd supports recorded goodwill Assessment uses discounted cash flow analysis to estimate FV Dependent on variables including interest rates, utility sector market performance, market power prices, post-2006 rate/regulatory structures, operating and cap ex requirements Assessment performed in two steps: Step 1: Compare FV of ComEd to its book value (BV) including goodwill - if FV exceeds BV, no impairment; if not, then go to Step 2 Step 2: Compare FV of goodwill to BV of goodwill - if FV exceeds BV, no impairment; if not, an impairment loss is reported as reduction to goodwill and charged to operating expense Goodwill impairment has no cash flow impact No impairment recorded at ComEd to date, but reasonable possibility goodwill will be impaired going forward Any future impairment charges at ComEd will likely be offset in Exelon's consolidated results Impairment test at Exelon level considers cash flows of entire EED segment, including both ComEd and PECO; PECO has no goodwill and its estimated FV substantially exceeded its BV under the 2004 test Goodwill impairment has no impact on ComEd's ROE rate cap during the transition period through 2006 Impact on ComEd distribution rate case: Goodwill not included in rate base (no return of goodwill) A goodwill impairment would decrease the common equity included in the determination of the overall weighted cost of capital for ratemaking purposes $1.2 billion of accelerated ComEd debt retirements in 2004 ensures ComEd's equity ratio will be sufficient to justify a request for an equity ratio of at least 50% in ComEd's distribution rate case, even assuming a write-off of 50% of existing goodwill

ComEd Balance Sheet/Capital Structure 12/31/03 12/31/03 12/31/04 12/31/04 Illustrative 12/31/05(1) Illustrative 12/31/05(1) $ in Billions % of Total Cap. $ in Billions % of Total Cap. $ in Billions % of Total Cap. Goodwill 4.7 - 4.7 - 2.4 - Debt 6.4 50% 4.9 42% 4.6 51% Common Equity 6.3 50% 6.7 58% 4.4 49% Debt(2) 4.8 43%(2) 3.5 34%(2) 3.5 44%(2) Common Equity 6.3 57%(2) 6.7 66%(2) 4.4 56%(2) (1) Assumes a scenario where one-half of goodwill is written off and $0.3B securitization debt matures in 2005. Equity does not include the impacts of any capital contributions, dividends or net income for 2005. (2) Excludes securitization debt from total debt and total capitalization